FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 26, 2011

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the half year ended 30 June 2011

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating loss
Operating loss before tax was £2,209 million compared with a loss before tax of £1,221 million in the first half of 2010. This primarily reflects an increase in impairment losses and a provision in relation to Payment Protection Insurance (PPI) claims partially offset by higher trading income and gain on the redemption of own debt.

Total income
Total income was up 5% to £3,839 million primarily due to growth in trading income and higher gain on the redemption of own debt.

Net interest income fell by 4% to £1,546 million principally reflecting a narrowing Group net interest margin.

Non-interest income increased by 12% to £2,293 million in the first half of 2011 primarily due to higher trading income and higher gain on the redemption of own debt.

Operating expenses
Operating expenses increased by 24% to £3,029 million. This increase was due to a provision of £551 million in relation to PPI claims. Adjusting for this, operating expenses were up 2%.

Cost:income ratio
The Group's cost:income ratio was 78.9% compared with 66.4% in the first half of 2010. Excluding the gain on redemption of own debt and the provision in respect of PPI, the cost:income ratio was unchanged at 69.1%.

Impairment losses
Impairment losses were £3,019 million compared with £2,456 million in the first half of 2010. Lower impairments in UK Retail and UK Corporate were more than offset by increases in Ulster Bank (Core and Non-Core) where the economic environment continues to remain challenging.

Capital ratios
Capital ratios at 30 June 2011 were 10.0% (Core Tier 1), 11.3% (Tier 1) and 13.6% (Total).

Condensed consolidated income statement
for the half year ended 30 June 2011 (unaudited)

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Interest receivable	3,021	3,007	6,070
Interest payable	(1,475)	(1,389)	(2,909)

Net interest income	1,546	1,618	3,161

Fees and commissions receivable	1,488	1,988	3,984
Fees and commissions payable	(157)	(632)	(1,248)
Income from trading activities	535	307	825
Gain on redemption of own debt	255	145	145
Other operating income	172	245	1,199

Non-interest income	2,293	2,053	4,905

Total income	3,839	3,671	8,066
Operating expenses	(3,029)	(2,436)	(5,303)

Profit before impairment losses	810	1,235	2,763
Impairment losses	(3,019)	(2,456)	(5,144)

Operating loss before tax	(2,209)	(1,221)	(2,381)
Tax credit/(charge)	179	(31)	117

Loss for the period	(2,030)	(1,252)	(2,264)
Non-controlling interests	4	-	8

Loss attributable to ordinary shareholders	(2,026)	(1,252)	(2,256)

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2011 (unaudited)

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Loss for the period	(2,030)	(1,252)	(2,264)

Other comprehensive income
Available-for-sale financial assets	(8)	(11)	(5)
Cash flow hedges	1	(5)	(12)
Currency translation	169	108	163

Other comprehensive income before tax	162	92	146
Tax credit/(charge)	-	3	(1)

Other comprehensive income after tax	162	95	145

Total comprehensive loss for the period	(1,868)	(1,157)	(2,119)

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	27	(40)	(22)
Ordinary shareholders	(1,895)	(1,117)	(2,097)

	(1,868)	(1,157)	(2,119)

Condensed consolidated balance sheet
at 30 June 2011 (unaudited)

	30 June 2011	31 December 2010 (audited)
	£m	£m

Assets
Cash and balances at central banks	1,300	1,824
Amounts due from holding company and subsidiaries	138,700	138,404
Other loans and advances to banks	17,168	17,525
Loans and advances to banks	155,868	155,929
Amounts due from subsidiaries	7,428	9,305
Other loans and advances to customers	140,950	145,828
Loans and advances to customers	148,378	155,133
Debt securities	45,502	39,494
Equity shares	927	904
Settlement balances	8,142	3,761
Amounts due from holding company and subsidiaries	1,336	1,363
Other derivatives	2,149	2,097
Derivatives	3,485	3,460
Intangible assets	705	683
Property, plant and equipment	3,386	3,191
Deferred tax	623	574
Prepayments, accrued income and other assets	1,714	1,579

Total assets	370,030	366,532

Liabilities
Amounts due to holding company and subsidiaries	46,420	40,343
Other deposits by banks	11,313	12,209
Deposits by banks	57,733	52,552
Amounts due to subsidiaries	2,931	4,173
Other customer accounts	244,658	252,059
Customer accounts	247,589	256,232
Debt securities in issue	5,135	8,262
Settlement balances	7,653	2,943
Short positions	19,046	13,943
Amounts due to holding company and subsidiaries	3,055	3,058
Other derivatives	422	497
Derivatives	3,477	3,555
Accruals, deferred income and other liabilities	4,379	4,444
Retirement benefit liabilities	599	608
Deferred tax	34	41
Amounts due to holding company	5,275	5,243
Other subordinated liabilities	1,907	2,340
Subordinated liabilities	7,182	7,583

Total liabilities	352,827	350,163

Equity
Non-controlling interests	1,342	1,315
Owners' equity
Called up share capital	1,678	1,678
Reserves	14,183	13,376

Total equity	17,203	16,369

Total liabilities and equity	370,030	366,532

Commentary on condensed consolidated balance sheet

Total assets of £370.0 billion at 30 June 2011 were up £3.5 billion, 1%, compared with 31 December 2010. Higher levels of debt securities held by Global Banking & Markets coupled with a rise in settlement balances as a result of increased activity from seasonal year-end lows were partly offset by reduced loans and advances to customers.

Loans and advances to customers decreased £6.8 billion, 4%, at £148.4 billion. Within this, amounts due from fellow subsidiaries decreased £1.9 billion, 20%, to £7.4 billion.  Excluding reductions in reverse repurchase agreements and stock borrowing, down £1.1 billion, 7%, at £15.0 billion, other loans and advances declined £3.8 billion, 3%, to £126.0 billion, principally reflecting reductions in UK Retail, UK Corporate, Ulster Bank and Non-Core, offset in part by increases in Wealth and Global Transaction Services.

Debt securities were up £6.0 billion, 15%, to £45.5 billion principally due to increased holdings in Global Banking & Markets.

Settlement balances rose £4.4 billion to £8.1 billion as a result of increased customer activity from seasonal year-end lows.

Deposits by banks increased by £5.2 billion, 10%, to £57.7 billion mainly as a result of higher amounts due to the holding company and fellow subsidiaries, up £6.1 billion, 15%, to £46.4, partly offset by a reduction in other deposits by banks, down, £0.9 billion, 7%, to £11.3 billion.

Customer accounts decreased £8.6 billion, 3%, to £247.6 billion. Within this, amounts due to fellow subsidiaries were down £1.2 billion, 30%, to £2.9 billion.  Excluding reductions in repurchase agreements and stock lending, down £10.7 billion, 19%, to £44.9 billion, other customer accounts increased £3.3 billion, 2%, to £199.8 billion, reflecting increases in UK Retail, UK Corporate, Wealth, Ulster Bank and Global Transaction Services, partially offset by reductions in Global Banking & Markets.

Debt securities in issue were down £3.1 billion, 38%, to £5.1 billion, mainly as a result of reductions in Global Banking & Markets and Ulster Bank.

Settlement balances rose £4.7 billion to £7.7 billion and short positions were up £5.1 billion, 37%, to £19.0 billion due to increased customer activity from seasonal year-end lows.

Subordinated liabilities decreased £0.4 billion, 5%, to £7.1 billion, primarily reflecting the redemption of £0.4 billion Euro denominated dated loan capital.

Owners' equity increased by £0.8 billion, 5%, to £15.9 billion, due to capital contributions from the holding company of £2.7 billion together with exchange rate movements of £0.1 billion, partially offset by the attributable loss for the period of £2.0 billion.

Condensed consolidated statement of changes in equity
for the half year ended 30 June

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Called-up share capital
At beginning and end of period	1,678	1,678	1,678

Share premium account
At beginning of period	2,225	2,226	2,226
Redemption of preference shares classified as debt	-	(1)	(1)

At end of period	2,225	2,225	2,225

Available-for-sale reserve
At beginning of period	8	16	16
Unrealised losses	(8)	(12)	(25)
Realised losses	-	1	20
Tax	-	2	(3)

At end of period	-	7	8

Cash flow hedging reserve
At beginning of period	(15)	(5)	(5)
Amount recognised in equity	-	(1)	1
Amount transferred from equity to earnings	1	(4)	(13)
Tax	-	1	2

At end of period	(14)	(9)	(15)

Foreign exchange reserve
At beginning of period	1,323	1,146	1,146
Retranslation of net assets	138	170	169
Foreign currency (losses)/gains on hedges of net assets	-	(22)	8

At end of period	1,461	1,294	1,323

Capital redemption reserve
At beginning of period	647	614	614
Redemption of preference shares classified as debt	-	33	33

At end of period	647	647	647

Retained earnings
At beginning of period	9,188	8,524	8,524
Loss attributable to ordinary shareholders	(2,026)	(1,252)	(2,256)
Share-based payments - tax	2	5	2
Redemption of preference shares classified as debt	-	(32)	(32)
Capital contribution	2,700	1,750	2,950

At end of period	9,864	8,995	9,188

Owners' equity at end of period	15,861	14,837	15,054

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (unaudited) (continued)

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Non-controlling interests
At beginning of period	1,315	1,282	1,282
Currency translation adjustments and other movements	31	(40)	(14)
Loss attributable to non-controlling interests	(4)	-	(8)
Dividends paid	-	(2)	-
Equity raised	-	-	58
Equity withdrawn and disposals	-	-	(3)

At end of period	1,342	1,240	1,315

Total equity at end of period	17,203	16,077	16,369

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	27	(40)	(22)
Ordinary shareholders	(1,895)	(1,117)	(2,097)

	(1,868)	(1,157)	(2,119)

Condensed consolidated cash flow statement
for the half year ended 30 June 2011 (unaudited)

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Operating activities
Operating loss before tax	(2,209)	(1,221)	(2,381)
Adjustments for non-cash items	3,435	(559)	2,176

Net cash flows from trading activities	1,226	(1,780)	(205)
Changes in operating assets and liabilities	(2,321)	19,195	20,199

Net cash flows from operating activities before tax	(1,095)	17,415	19,994
Income taxes (paid)/received	-	(135)	406

Net cash flows from operating activities	(1,095)	17,280	20,400

Net cash flows from investing activities	(61)	183	1,021

Net cash flows from financing activities	2,166	576	1,524

Effects of exchange rate changes on cash and cash equivalents	(1,018)	2,109	1,152

Net (decrease)/ increase in cash and cash equivalents	(8)	20,148	24,097
Cash and cash equivalents at beginning of period	133,617	109,520	109,520

Cash and cash equivalents at end of period	133,609	129,668	133,617

Notes

1. Basis of preparation
The condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The directors, having considered the Group's business activities, financial position, risk factors, and having made such enquiries as they considered appropriate, have prepared the condensed financial statements on a going concern basis.  They considered the Interim Results of The Royal Bank of Scotland Group plc for the half year ended 30 June 2011, approved on 4 August 2011, which were prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group's principal accounting policies as set out on pages 78 to 87 of the 2010 Annual Report and Accounts.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method.  The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27.  Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the standards to determine their effect on the Group's financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Incomethat require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group's financial reporting.

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £3,019 million (first half 2010 - £2,454 million; full year 2010 - £5,139 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2011 from £9,409 million to £12,027 million, and the movements thereon were:

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

At beginning of period	9,409	5,674	5,674
Currency translation and other adjustments	309	(223)	(52)
Disposals	-	(3)	(3)
Amounts written-off	(573)	(473)	(1,089)
Recoveries of amounts previously written-off	20	29	51
Charged to income statement	3,019	2,454	5,139
Unwind of discount	(157)	(155)	(311)

At end of period	12,027	7,303	9,409

Provisions at 30 June 2011 include £9 million (30 June 2010 - £9 million; 31 December 2010 - £9 million) in respect of loans and advances to banks.

Notes (continued)

3. Loan impairment provisions (continued)

Impairment losses charged to the income statement comprise:
	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Loan impairment losses	3,019	2,454	5,139
Securities impairment losses	-	2	5

Impairment losses	3,019	2,456	5,144

4. Bank levy
The Finance (No. 3) Act 2011 introduced an annual bank levy in the UK.  The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011. Under IFRS, no liability for the bank levy arises until the measurement date, 31 December 2011. Accordingly, no accrual was made for the estimated cost of the levy at 30 June 2011.

5. Tax
The credit/(charge) for tax differs from the tax credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:
	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Loss before tax	(2,209)	(1,221)	(2,381)

Tax credit based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	585	342	667
Losses in period where no deferred tax asset recognised	(135)	(131)	(275)
Foreign profits taxed at other rates	(258)	(228)	(507)
UK tax rate change - deferred tax impact	-	-	(16)
Items not allowed for tax
- losses on strategic disposals and write-downs	-	(7)	(29)
- other disallowable items	(7)	(20)	(70)
Non-taxable items
- gain on sale of Global Merchant Services	12	-	242
- gain on redemption of own debt	-	2	1
- other non-taxable items	-	1	103
Taxable foreign exchange movements	(2)	1	2
Group relief at non-standard rates	-	6	1
Losses brought forward and utilised	5	-	-
Adjustments in respect of prior periods	(21)	3	(2)

Actual tax credit/(charge)	179	(31)	117

Notes (continued)

6. Dividends
RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither RBSG nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

7. Segmental analysis
There have been no significant changes in the Group's divisions as set out on page 148 of the 2010 Report and Accounts. Total revenue, operating loss before tax and total assets by division are shown in the tables below.

	First half 2011			First half 2010			Full year 2010
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,161	5	1,166	1,067	6	1,073	2,150	10	2,160
UK Corporate	839	-	839	806	-	806	1,622	-	1,622
Wealth	594	13	607	566	15	581	1,120	28	1,148
Global Transaction Services	252	4	256	873	-	873	1,681	2	1,683
Ulster Bank	634	4	638	810	14	824	1,494	31	1,525
Global Banking & Markets	898	95	993	964	115	1,079	1,779	218	1,997
Central items	385	54	439	32	50	82	720	105	825

Core	4,763	175	4,938	5,118	200	5,318	10,566	394	10,960
Non-Core	408	1	409	382	(27)	355	575	(38)	537

	5,171	176	5,347	5,500	173	5,673	11,141	356	11,497
Eliminations	-	(176)	(176)	-	(173)	(173)	-	(356)	(356)

	5,171	-	5,171	5,500	-	5,500	11,141	-	11,141
Reconciling items
Gain on redemption of own debt	255	-	255	145	-	145	145	-	145
Strategic disposals	45	-	45	47	-	47	937	-	937

	5,471	-	5,471	5,692	-	5,692	12,223	-	12,223

Notes (continued)

7. Segmental analysis (continued)

	First half 2011	First half 2010	Full year 2010 (audited)
	£m	£m	£m

Operating loss before tax
UK Retail	489	73	80
UK Corporate	342	234	489
Wealth	69	104	184
Global Transaction Services	130	239	472
Ulster Bank	(535)	(254)	(631)
Global Banking & Markets	167	357	505
Central items	(781)	(872)	(1,592)

Core	(119)	(119)	(493)
Non-Core	(1,814)	(1,249)	(2,920)

	(1,933)	(1,368)	(3,413)
Reconciling items
Payment Protection Insurance costs	(551)	-	-
Amortisation of purchased intangible assets	-	(6)	(2)
Integration and restructuring costs	(21)	(36)	(45)
Gain on redemption of own debt	255	145	145
Strategic disposals	45	47	937
Bonus tax	(4)	(3)	(3)

	(2,209)	(1,221)	(2,381)

	30 June 2011	31 December 2010 (audited)
	£m	£m

Total assets
UK Retail	18,805	19,964
UK Corporate	43,121	43,917
Wealth	34,641	34,283
Global Transaction Services	6,951	7,311
Ulster Bank	41,788	43,408
Global Banking & Markets	187,272	176,669
Central items	13,690	14,725

Core	346,268	340,277
Non-Core	23,762	26,255

	370,030	366,532

Notes (continued)

8. Contingent liabilities and commitments

	30 June 2011	31 December 2010 (audited)
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,437	2,680
Other contingent liabilities	1,759	1,969

	4,196	4,649

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	42,111	43,041
- one year and over	10,106	9,924
Other commitments	369	333

	52,586	53,298

Total contingent liabilities and commitments	56,782	57,947

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

The Bank, together with other members of the RBS Group, is party to a Capital Support Deed (CSD). Under the terms of the CSD, the Bank may be required, if compatible with its legal obligations, to make distributions on, or repurchase or redeem, its ordinary shares. The amount of this obligation is limited to the Bank's capital resources in excess of the capital and financial resources needed to meet its regulatory requirements. The Bank may also be obliged to make onward distribution to its ordinary shareholders of dividends or other capital distributions received from subsidiaries that are party to the CSD. The CSD also provides that, in certain circumstances, funding received by the Bank from other parties to the CSD becomes immediately repayable, such repayment being limited to the Bank's available resources.

9. Litigation and investigations

Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Bank and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this note (excluding the sub-heading "Summary of other disputes, legal proceedings and litigation"), neither the Bank nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Bank and/or the Group taken as a whole.

Notes (continued)

9. Litigation and investigations (continued)

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in class actions filed in the United States District Court for the Southern District of New York. There are parallel proceedings involving holders of RBS Group preferred shares (the "Preferred Shares litigation") and holders of American Depository Receipts (the "ADR claims").

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933. The putative class is composed of all persons who purchased or otherwise acquired RBS Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint.  Briefing on this motion is expected to be completed by September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the Securities Exchange Act of 1934 on behalf of all persons who purchased or otherwise acquired RBS Group US American Depositary Receipts ("ADRs") between 1 March 2007 and 19 January 2009. There is a motion pending to consolidate these cases, as well as various motions for appointment of lead plaintiff and counsel.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include purported class action suits and actions by individual purchasers of securities. The cases involve the issuance of mortgage backed securities and/or collateralised debt obligations for more than US$35 billion of securities issued by over one hundred securitisation trusts.  Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of such securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

Notes (continued)

9. Litigation and investigations (continued)

Other securitisation and securities related litigation in the United States (continued)
In many of these actions, RBS Group has contractual rights to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer), but certain of those indemnity rights may prove effectively unenforceable where the issuers or originators are defunct or otherwise unable to perform.

Certain other institutional investors have threatened to assert claims against RBS Group in connection with various mortgage-related offerings. RBS Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims.

With respect to all of the mortgage-backed securities related claims, RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

London Interbank Offered Rate (LIBOR)
Certain members of RBS Group have been named as defendants in a number of class action claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege, through various means, that certain members of RBS Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets. RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims. RBS Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Investigations
RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group's business activities or fines.

Notes (continued)

9. Litigation and investigations (continued)

Investigations (continued)
Any of these events or circumstances could have a significant effect on RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group's control but could have a significant effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission ("EC") announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees. RBS Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited.

Notes (continued)

9. Litigation and investigations (continued)

Multilateral interchange fees (continued)
Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the Office of Fair Trading ("OFT") has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal ("CAT") in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on RBS Group's business in this sector. Accordingly, RBS Group is unable reliably to estimate the effect, if any, which these investigations may have on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance ("PPI"), on 7 February 2007 the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, on 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. On 24 March 2011, the CC made a final order with a commencement date of 6 April 2011. The key measures will come into force in October 2011 and April 2012.

Notes (continued)

9. Litigation and investigations (continued)

Payment Protection Insurance (continued)
The Financial Services Authority (FSA) conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its  final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. The application was heard in January 2011. On 20 April 2011 the High Court issued judgment in favour of the FSA and the FOS.  The BBA announced on 9 May 2011 that it would not appeal that judgment. RBS Group supports this position. RBS Group has recorded an additional provision of £850 million in the second quarter of 2011, supplementing its existing provision of approximately £100 million.

RBS Group has now reached agreement with the FSA on a process for implementation of the FSA's policy statement and for the future handling of PPI complaints to ensure that redress is offered to any customers identified as having suffered detriment.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

Notes (continued)

9. Litigation and investigations (continued)

Personal current accounts (continued)
On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance to be included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking ("ICB"). The OFT intends to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon RBS Group.

Notes (continued)

9. Litigation and investigations (continued)

Equity underwriting
On 6 August 2010, the OFT launched a market study into equity underwriting and related services. The OFT looked at the way that the market works and in particular: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. On 27 January 2011 the OFT published its market study report.  The OFT decided not to refer the market to the CC (this decision was confirmed on 17 May 2011 following a public consultation) but identified certain concerns around the level of equity underwriting fees. The OFT therefore identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market.  It is not possible to estimate with any certainty what effect this development and any related developments may have on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government's ICB. The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail". The ICB reports to the Cabinet Committee on Banking Reform and will issue a final report on 12 September 2011. The interim report published on 11 April 2011 (the "Interim Report") set out the ICB's provisional views on possible reforms and sought responses to those views.  Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition.  The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences.

RBS Group has responded to the Interim Report and set out its views on the reform options outlined in that Report. RBS Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. Prior to the publication of a final report by the ICB it is not possible to estimate the effect of the ICB's report and recommendations upon RBS Group but they could have a negative impact on its consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

9. Litigation and investigations (continued)

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBSG during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS Group employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests. RBS Group is fully co-operating with this investigation.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBSG subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of RBS Group attended an informal meeting to provide additional information about RBS Group's mortgage securitisation business.  The investigation is ongoing and RBS Group is co-operating.  It is difficult to predict the potential exposure from this investigation.

In September 2010, RBSG subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBSG and its subsidiaries are co-operating with these various investigations and requests. At this stage it is not possible to estimate the effect of the matters discussed in this section headed "Securitisation and collateralised debt obligation business" upon RBS Group, if any.

Notes (continued)

9. Litigation and investigations (continued)

US mortgages
RBS Group's Global Banking & Markets N.A. ("GBM N.A."), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities ("RMBS"). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises ("GSEs") (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two and a half year period ended 30 June 2011, GBM N.A. has received approximately US$48 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

RBS Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, RBS Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

LIBOR
RBS Group has received requests from various regulators, including the US Commodity Futures Trading Commission, the US Department of Justice and the European Commission, seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. RBS Group is co-operating with these investigations and is keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on RBS Group.

Notes (continued)

9. Litigation and investigations (continued)

Other investigations
The Federal Reserve and state banking supervisors have been reviewing RBS Group's US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group's activities in the United States, as well as the terms of any supervisory action applicable to RBSG and its subsidiaries, could have a material adverse effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. RBS Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although RBS Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse impact on RBS Group's business, results of operations or value of the securities.

In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of RBS Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBSG and its subsidiaries are co-operating fully with this investigation.

Notes (continued)

9. Litigation and investigations (continued)

Other investigations(continued)
In the United States, RBSG and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted RBS Group and indicated that it would also examine valuations of various RBS NV structured products, including Collateralised Debt Obligations ("CDOs"). RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

10. Related party transactions
Related party transactions in the half year ended 30 June 2011 were similar in nature to those for the year ended 31 December 2010.

Full details of the Group's related party transactions for the year ended 31 December 2010 are included in the Group's 2010 Annual Report and Accounts.

11. Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2010 have been filed with the Registrar of Companies. The report of the auditors on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

12. Auditors' review
The interim results for the half year ended 30 June 2011 have been reviewed by the Group's auditors, Deloitte LLP and their review report is set out on pages 27 and 28.

13. Date of approval
The interim results for the half year ended 30 June 2011 were approved by the Board of directors on 25 August 2011.

14. Post balance sheet events
There have been no significant events between 30 June 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 14 (the "condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensedfinancial statements.

This report is made solely to the Company in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to National Westminster Bank Plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2011 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
25 August 2011

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 157 to 168 of the 2010 Annual Report & Accounts (the "2010 R&A"), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2010 R&A was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the Group has identified an additional risk which was not included in the 2010 R&A, namely that arising from the Independent Commission on Banking review.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2010 R&A.

•    The Group is part of the RBS Group and receives capital from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

•    RBSG or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of NatWest's businesses.

•    The RBS Group's ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the RBS Group's strategic plan and implementation of the State Aid restructuring plan agreed with the EC and HM Treasury, the RBS Group is undertaking an extensive restructuring which may adversely affect the RBS Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the RBS Group's ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•    The RBS Group's businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. These have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•    The RBS Group requires access to sources of liquidity, which have been constrained in recent years, and a failure to access liquidity due to market conditions or otherwise could adversely affect the RBS Group's financial condition. In addition, the RBS Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

Risk factors (continued)

•    The actual or perceived failure or worsening credit of the RBS Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the RBS Group.

•    The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•    The RBS Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by UK authorities), or if the RBS Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

• The RBS Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•    Any significant developments in regulatory or tax legislation could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the RBS Group is subject to uncertainty.

•    The RBS Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the RBS Group conducts its business and on its results of operations and financial condition. In addition, the RBS Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

• Operational and reputational risks are inherent in the RBS Group's operations.

•    The RBS Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the RBS Group's results of operations, cash flow and financial condition.

As a result of the UK Government's majority shareholding in the RBS Group it can, and in the future may decide to, exercise a significant degree of influence over the RBS Group including suspending dividends and certain coupon payments, modifying or cancelling contracts or limiting the RBS Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the RBS Group from the Official List.

The RBS Group's participation in the APS is costly and complex and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the RBS Group's business, capital or tax position, financial condition and results of operations. Any changes to the regulatory treatment of the APS may negatively impact the RBS Group's capital position and any withdrawal from, or termination of, the APS will be costly.

Risk factors (continued)

In addition, the risk faced by the RBS Group as a result of the actual or perceived failure or worsening credit of the Group's counterparties has been exacerbated by an increase in the perceived risk of sovereign default relating to certain EU member states. This has also had a negative impact on capital and credit markets. In particular, the RBS Group has significant exposure to customers and counterparties within the European Union (including the United Kingdom and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the RBS Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods.

The Group is also subject to the following additional risk factor which was not included in the 2010 R&A:

The Independent Commission on Banking is reviewing competition in the UK banking industry and possible structural reforms. The outcomes of this review could have a material adverse effect on the interests of the RBS Group.
The UK Government has appointed an Independent Commission on Banking (the "ICB") to review possible structural measures to reform the banking system in order to promote, amongst other things, stability and competition. The ICB has confirmed it will publish its final report on 12 September 2011. The interim report published on 11 April 2011 (the "Interim Report") set out the ICB's provisional views on possible reforms to improve stability and competition in UK banking and sought responses to those views. Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition. The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences. The Treasury Select Committee (the "TSC") has also recently conducted an examination into competition and choice in the retail banking sector and issued a report on 2 April 2011. According to the UK Government's response to the TSC's report, published on 12 July 2011, the majority of the issues raised by the TSC will be addressed in the ICB's final report. The RBS Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. However, there can be no assurance that the final report will not recommend that additional obligations be imposed upon the RBS Group. The implementation of the recommendations set out in the Interim Report and any further obligations to be imposed upon the RBS Group could negatively affect the RBS Group's structure, results of operations, financial condition and prospects.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Bruce Van Saun Group Finance Director

25 August 2011

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Penny Hughes Joe MacHale John McFarlane Brendan Nelson Sheila Noakes Arthur 'Art' Ryan Philip Scott

Additional Information

Contact
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2011

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary